SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a -16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002
SK Telecom Co., Ltd
99, Seorin-dong Jongro-gu,Seoul,110-110, Korea

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ✓

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ____________ .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom

DATE, September 2, 2002 By 

Name : Sung-Hae Cho
Title: Vice President



110-728. 서울특별시 종로구 서린동 99
99, Seorin-dong, Jongro-gu, Seoul, 110-728, Korea

Report to the Korea Stock Exchange

Re: Notice on Investments in some Facilities

SK Telecom decided to make investments in network facilities, mobile payment infrastructure, and Nate-Lycos internet portal system integration on August 30, 2002.

First, our network investment is mainly for the enhancement of the CDMA 1x and the CDMA 1x EVDO network capacity and coverage. SK Telecom would invest KRW 389,039 million in these facilities. Second, SK Telecom would invest KRW 50,000 million in the One Chip Solution Infrastructure for the Mobile Payment Service. Third, SK Telecom would also invest KRW 29,408 million in Nate-Lycos internet portal system integration.

The investments being announced is already within our capex budget for this year.